IBEW/Entergy/ITC Meeting
Jackson Office
March 13, 2012
Filed by ITC Holdings Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corp.
Commission File No. 001-32576

1 1 1
Entergy Forward-Looking Information
Entergy Forward-Looking Information
In this communication, and from time to time, Entergy makes certain “forward-looking statements”
within the meaning of the Private Securities Litigation Reform Act of 1995.  Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including
(i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011 and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors
(in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of
Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv)
conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

2 2 2
Additional Information and Where to Find It
Additional Information and Where to Find It
ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”)
registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions.  ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about
Transco and the proposed transactions.  The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA
70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling
248-946-3000.
This communication is not a solicitation of a proxy from any security holder of ITC.  However,
Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2011 Annual Report on Form 10-K filed with the SEC on
February 28, 2012, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on April 21, 2011.

3 3 3
•
Welcome, introductions
•
Safety moment
•
Why are we here?
•
Background on ITC
•
What’s going to happen next and when?
•
What should employees know and do?
•
Questions and answers
Our Agenda
Our Agenda

4 4 4 Safety

5 5 5
What is happening and why
What is happening and why
•
Entergy to spin-off and merge its electric transmission business into ITC
•
•
Leadership will include:
— Rick Riley, appointed to a senior executive position with responsibility for transmission business system operations (equivalent of chief operations officer for transmission business), reporting to the chairman, president and CEO of ITC.
— Mike Vaughn, vice president, asset management, reporting to Riley.
— Mark McCulla, vice president, reporting to executive vice president and chief business officer, ITC.
•
ITC will integrate approximately 750 positions from Entergy, assume operations of Entergy transmission and transmission-related facilities
•
•
Targeting completion of the transaction in 2013, subject to customary closing conditions and necessary approvals
ITC to become one of the largest electric transmission companies in the U.S., with subsidiaries from the Great Lakes to the Gulf Coast
ITC regional headquarters to be in Jackson, Miss.; ITC corporate headquarters to remain in
Novi, Mich.

"...you may well expect to see an ultimate industry structure whereby the electric grid is separated, heavily regulated, treated as a natural monopoly..."
--J. Wayne Leonard, *presentation to DOE* (1996)

"Mr. Leonard also said he wants to sell [Entergy's] transmission system if it could be folded into a 'transmission company,' one genre of a company that is being considered in a restructured electric industry."
--*The Wall Street Journal* (1998)

"A transmission organization that's incentivized to maximize access will promote competitive markets and create the greatest value for consumers of electric power."
--J. Wayne Leonard, *World Energy* (1999)

"Since 1998, Entergy has supported and pursued the establishment of an independent entity to operate the Entergy transmission system."
--J. Wayne Leonard, *Letter to FERC Commissioners* (2004)

6 Entergy has been pursuing this course of Entergy has been pursuing this course of action for over a decade action for over a decade

Increases flexibility of Entergy’s investment alternatives
Protects credit quality of Entergy and its OpCos
Supports efficient infrastructure investment
Improves access to capital for Entergy’s transmission business
Entergy Customers and Other Stakeholders
Entergy Customers and Other Stakeholders
to Benefit From Independent Transco
to Benefit From Independent Transco
Combines best operating practices of both Entergy and ITC
Brings ITC’s experience and track record of safe and reliable operations to ensure continued strengthening of overall grid performance
Leverages Entergy employees’ knowledge and experience and
fully utilizes Entergy’s world-class storm restoration process
Provides singular focus on transmission system performance,
planning and operations
Aligns with national policy objectives to facilitate investment in regional and inter-regional transmission, advance open access initiatives and promote access to competitive energy markets
Financial
Flexibility
and Growth
Operational
Excellence
Independent
and
Transparent
ITC Model

Succession planning
Commodity prices
Transco
Vermont Yankee
Indian Point
MISO

Complete independence (divestiture)
Today’s Announcement Builds on Key
Today’s Announcement Builds on Key
Strategic Objectives
Strategic Objectives
Why a Transco?
--As presented 11/8/2011
Singular focus in one critical area
–
Substantial investment
–
Technological change
–
Investment needs > depreciation level
Consistent with Congress and FERC direction
Protects / improves credit quality of Operating Companies

Europe, Australia, etc established independent transmission ownership and operation as the cornerstone of market reform

Why This Transaction?
Why This Transaction?
Addresses Inefficient Transmission Framework
Addresses Inefficient Transmission Framework
Transmission infrastructure
development in the U.S.
historically has been focused
primarily on connecting
load and resources
within control areas,
with little interregional or
national perspective
In contrast,…
U.S. Electric Power Transmission Grid
•
More than 211,000 high voltage
transmission line miles
•
Operated by 140 control areas
(ownership is even more fragmented)
Source: FEMA
kV kV
115 115
138 138
161 161
230 230
345 345
500 500

December 2011
December 2011
Introduction to ITC Holdings Corp.
Introduction to ITC Holdings Corp.
Presentation to Entergy Employees
Presentation to Entergy Employees
Jon Jipping, Executive Vice President
Jon Jipping, Executive Vice President
& Chief Operating Officer
& Chief Operating Officer

Safe Harbor Language & Legal Disclosure
This presentation contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as
“anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on
Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii)
legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions
ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in
ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.
The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure
ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and
TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy
Way, Novi, MI 48377 or by calling 248-946-3000
This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 28, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 23, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on April 21, 2011.

MINNESOTA
MICHIGAN
IOWA
ILLINOIS
MISSOURI
ITC*Transmission*
METC
ITC Midwest
ITC Great Plains
ITC Panhandle Transmission

13

Overview of ITC
ITC is an independent transmission-only
company headquartered in Novi,
Michigan
Originally formed when Detroit Edison
divested its transmission assets in 2003
Became publicly traded in 2005
Rapid growth through acquisition of the
Michigan Electric Transmission
Company in 2006 and ITC Midwest in
2007
Business model is singularly focused on
owning, operating and maintaining
transmission
Actively developing transmission
infrastructure required for reliability
needs and emerging long-term energy
policy

$6.3
$5.7
$5.5
$4.8
$4.5
$4.4
$3.7
$3.4
$3.4
$3.2
$3.1
$2.9
$2.9
$2.6
$2.6
$2.5
$2.3
$2.2
PF ITC
AEP
SO
DUK
PCG
EIX
MidAm
Oncor
XEL
ITC
Entergy
EXC
NG
NU
PGN
ED
NEE
FE

Leading Transmission Platform
Further establishes ITC as the leading transmission platform in the U.S.
Largest electric utility based on total transmission net PP&E & peak load served
Transmission Business
Net transmission PP&E ($bn)** Network System Peak Load 26,100 MW 28,000 MW
Service Area Seven states – including
footprint in Michigan, Iowa,
Minnesota, Illinois,
Missouri, Kansas &
Oklahoma
Four states – including
footprint in Arkansas, Texas,
Louisiana and Mississippi
Total Transmission Miles Approximately 15,100
miles
Approximately 15,700 miles
9/30/2011 Net PP&E $3.2 billion $3.1 billion
RTO Membership MISO & SPP Currently Independent
Coordinator of Transmission
with anticipated full transition
to MISO by December 2013
Full Time Equivalent
Employees
Approximately 450* Approximately 750*

* Excludes contract work force
** ITC, ETR & Pro forma ITC net PP&E as of 9/30/2011 based on GAAP, all other amounts per June 30, 2011 FERC Form 1

Why ITC?
Experienced transmission leadership team
Track record of regulatory success
Delivery on prior acquisitions and successful integration of new systems into ITC business model
Demonstrated ability to build and manage infrastructure –
invested $2.3 billion of capital in our systems since 2004
Well established and experienced in MISO and SPP RTOs
Benefits of independence – financial, operational, regulatory
Commitment to excellence and “doing the right thing”

Operational Excellence
Culture at ITC supports our vision to be the best
transmission company in the country
Fundamental focus on:
Safety
Reliability
Compliance
Project Execution
People

Results affirm our
direction

Employee Impacts:
You will not be moving to Michigan; ITC committed to maintaining local presence
By and large, do not anticipate significant changes to existing organizational structure
Need to maintain focus on quality operations
As the holding companies integrate, there may be changes in some operational functions
After closing, efforts will be focused on transitioning operations from Entergy and integrating other functions as necessary
Former Entergy businesses will be separate business entities, although the focus will be to combine operations, processes and procedures, to capture the best practices of each company

18 18 18 What’s going to happen next, and when?

19 19 19
What’s next?
What’s next?
•
Transaction subject to several approvals, including: Entergy’s retail regulators, FERC, ITC shareholders .
•
Entergy and ITC will form a team to address business and
organizational issues, as well as employee matters.
—
Next steps for that team will be communicated to you in the near future.
•
More information will be provided for employees on a Web page on the intranet.

20 20
Pathway to Completion –
Pathway to Completion –
Required Approvals
Required Approvals
Jurisdiction / Authority Approval(s)
Entergy retail
regulators
(APSC, LPSC, MPSC,
PUCT, CCNO)
•
Change of control of transmission assets
•
Authorization to incur debt in some jurisdictions
FERC
•
Change of control of transmission assets
•
Establishment of new regulatory construct for new
ITC subsidiaries
•
Authorization for operating company financings
Hart-Scott-Rodino Act
(DOJ / FTC)
•
Pre-merger notification to review potential antitrust
and competition issues
IRS Private Letter
Ruling
•
Ruling regarding tax-free treatment of the distribution
of Mid South TransCo LLC (new Holdco)
ITC shareholders
•
Merger
•
Amendment to ITC Articles of Incorporation to
increase the number of authorized shares
•
Authorization for issuance of greater than 20% of
outstanding shares
Approvals Required*
*Approvals may be required in Missouri and Tennessee due to limited assets in those territories. Approval may be required in Oklahoma for ITC.

21 21 What should employees know and do as a result of this announcement?

22 22
What to know, what to do
What to know, what to do
•
From today to transaction close, Entergy will run its business separate and apart from ITC, focused on achieving existing business outcomes and objectives.
•
You continue to report to your current supervisor, who will be responsible for priorities and work plans for your group, and for working with you on performance and career development.
•
Employees should focus on the business at hand:
Providing safe and reliable service.

23 23 23
•
Do not have detailed breakdown on employees moving to ITC.
•
Groups with some workforce movements to ITC: Energy Delivery,
Information Technology, some grid support employees in Utility
Operations, some employees in Supply Chain.
•
ITC does not now operate in Louisiana, Arkansas, Mississippi, Texas.
•
We anticipate the vast majority of employees moving to ITC will remain at current work sites.
—
As with any merger, it is inevitable that there will be some movement.
•
ITC will assume and honor collective bargaining agreements for all bargaining employees who move to the new company.
•
Outsourcing of any support functions has not been evaluated.
Employee Matters
Employee Matters

24 24 24
•
Entergy and ITC have formed a joint implementation team to address business and organizational issues, as well as employee matters.
—
—
—
•
Very strict legal requirements governing how and when we
communicate information, so we ask for your patience.
•
Entergy will continue efforts to move to MISO.
Transmission Spin-off/Merger Update
Transmission Spin-off/Merger Update
Joe Domino as the PMO Lead for ETR, Jon Jipping for ITC
Currently in the Analysis Phase
Then will transition to the Design Phase, followed by the
Implementation Phase

25 25 25 Questions and answers